Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

ACQUISITION of 4% equity interests in Xiamen airlines company limited

The Board hereby announces that on 14 July 2015 (after trading hours), the Company and Xiamen Jianfa entered into the Agreement, pursuant to which the Company agreed to purchase and Xiamen Jianfa agreed to sell the Targeted Equity Interests at the Consideration of RMB586,666,670.

Xiamen Jianfa is a substantial shareholder of Xiamen Airlines (a subsidiary of the Company), thus Xiamen Jianfa is a connected person at the subsidiary level of the Company. As one of the applicable percentage ratios (other than the profits ratio) for the Acquisition is more than 0.1% and less than 5%, the Acquisition constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Rule 14A.76 of the Listing Rules.

THE AGREEMENT

Date

14 July 2015

Parties

(1)	Purchaser:	the Company, its principal business activity is that of civil aviation; and

(2)	Vendor:	Xiamen Jianfa, a wholly-owned subsidiary of Xiamen SASAC, which is a substantial shareholder of Xiamen Airlines holding 34% equity interests in Xiamen Airlines as at the date of this announcement, thus Xiamen Jianfa is a connected person of the Company at the subsidiary level. Xiamen Jianfa's principal business activity is that of supply chain operation, real property development, tourism, conference and exhibition.

Assets to be acquired

4% equity interests in Xiamen Airlines, a subsidiary of the Company.

Xiamen Airlines is incorporated in the PRC and its principal business activity is that of civil aviation. The registered capital of Xiamen Airlines is RMB5 billion.

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The following table contains certain financial information of Xiamen Airlines which is prepared in accordance with the PRC Accounting Standards:

	For the three months ended 31 March	For the year ended 31 December
	2015 (unaudited) RMB million	2014 (audited) RMB million	2013 (audited) RMB million
Revenue	4,872.55	17,835.39	16,571.40
Net profit before tax	415.20	1,022.84	1,766.25
Net profit after tax	308.07	769.24	1,387.31

The audited and unaudited net asset value of Xiamen Airlines as of 31 December 2014 and 31 March 2015 was approximately RMB 13,122.92 million and RMB 10,794.88 million, respectively.

According to the valuation report dated prepared by Beijing Da Zheng Hai Di Ren Assets Valuation Co., Ltd.(北京大正海地人資產評估有限公司) (an independent qualified valuer in the PRC), the appraisal value of the Targeted Equity Interests amounted to RMB 585.1 million as of 31 December 2014.

As at the date of this announcement, Xiamen Airlines is owned as to 51% by the Company, 34% by Xiamen Jianfa and 15% by Jizhong Energy. Xiamen Jianfa and Jizhong Energy has entered into a share transfer agreement, pursuant to which Xiamen Jianfa agreed to purchase and Jizhong Energy agreed to sell the 15% equity interests in Xiamen Airlines at the consideration of RMB2.2 billion, which is subject to the approval from relevant authorities.

Consideration

The Consideration of RMB586,666,670 is determined after an arm’s length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of Xiamen Airlines and the abovementioned appraisal value of the Targeted Equity Interests as of 31 December 2014. The Consideration shall be paid by instalment as follows: (i) 50% of the total Consideration shall be paid within 10 business days from the date of this announcement, and (ii) remaining 50% of the total Consideration shall be paid within 10 business days from the date of Completion.

Completion

The Acquisition shall be deemed to be completed upon the date of filing of registration of changes to the relevant administrative authority for industry and commerce. Upon completion of the Acquisition, Xiamen Airlines is still a subsidiary of the Company.

REASONS FOR AND BENEFITS OF ENTERING INTO THE Agreement

The Company believes that the increase of 4% equity interests in Xiamen Airlines held by the Company can help the Group to further enhance its control over the Xiamen Airlines, help the Xiamen Airlines to maintain a stable shareholding structure, further improve the strategic synergy effect of the Company and Xiamen Airlines and improve the overall operating results of the Company.

The Directors (including the independent non-executive Directors) consider that the Agreement was entered into after an arm's length negotiation between the Company and Xiamen Jianfa and the terms therein (including the Consideration) are fair and reasonable, the Acquisition is on normal commercial terms and in the ordinary and usual course of business of the Group; and the Acquisition is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

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IMPLICATIONS UNDER THE LISTING RULES

Xiamen Jianfa is a substantial shareholder of Xiamen Airlines (a subsidiary of the Company), thus Xiamen Jianfa is a connected person at the subsidiary level of the Company. As one of the applicable percentage ratios (other than the profits ratio) for the Acquisition is more than 0.1%, and less than 5%, the Acquisition constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Rule 14A.76 of the Listing Rules.

No Directors had a material interest in the Acquisition and thus none of them was required to abstain from voting in respect of the Agreement. All 11 Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Targeted Equity Interests as contemplated under the Agreement
“Agreement”	the agreement entered into on 14 July 2015 between the Company and Xiamen Jianfa, pursuant to which the Company agreed to acquire the Targeted Equity Interests from Xiamen Jianfa
“associates”	has the meaning ascribed to it under the Listing Rules
“Board”	the board of Directors
“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Completion”	completion of the Acquisition pursuant to the Agreement
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Consideration”	the consideration for the Acquisition of RMB586,666,670 pursuant to the Agreement
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Jizhong Energy”

Jizhong Energy Resources Co., Ltd., a company incorporated in the PRC whose A shares are listed on the Shenzhen Stock Exchange, and is a substantial shareholder of Xiamen Airlines holding 15% equity interests in Xiamen Airlines as at the date of this announcement

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“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange
“PRC”	the People’s Republic of China, for the purpose of this announcement, exclusively refer to Mainland China
“RMB”	Renminbi, the lawful currency of the PRC
“Share(s)”	share of RMB 1.00 each in the capital of the Company
“Shareholder(s)”	the holder(s) of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Targeted Equity Interests”	4% equity interests in Xiamen Airlines, the subject matter of the Agreement
“Xiamen Airlines”

Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 51% by the Company, 34% by Xiamen Jianfa and 15% by Jizhong Energy as at the date of this announcement

“Xiamen Jianfa”

Xiamen Jianfa Group Co., Ltd., a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Xiamen SASAC, and is a substantial shareholder of Xiamen Airlines holding 34% equity interests in Xiamen Airlines as at the date of this announcement

“Xiamen SASAC”	State-owned Assets Supervision and Administration Commission of Xiamen Municipal People’s Government (厦門市人民政府國有資産監督管理委員會)

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

14 July 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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